SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                                   Axogen Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    00756H10
                                 (Cusip Number)

                                 David C. Haley
                              HBK Investments L.P.
                           777 Main Street, Suite 2750
                            Fort Worth, Texas  76102
                                 (817) 870-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 11, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         HBK Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3) (1)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 132,900 (1) (2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 132,900 (1) (2)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         132,900 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 2.5%

14.      Type of Reporting Person: PN


----------------------------
(1) The shares were purchased by HBK Securities Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with HBK Securities Ltd. Accordingly, HBK Securities Ltd. has no beneficial ownership of such shares.

(2)      Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

1.       Name of Reporting Person:

         HBK Main Street Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 152,900 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 152,900 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         152,900

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 2.9%

14.      Type of Reporting Person: PN

----------------------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the shares of Common Stock (the "Common Stock"), of Axogen Ltd. (the "Issuer"). The principal executive offices of the Issuer are located at Conyers Dill & Pearman Clarendon House, 2 Church Street, Hamilton HM 11 Bermuda.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments") and HBK Main Street Investments L.P., a Delaware limited partnership ("Main Street") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and each of the following individuals who may control Management (collectively, the "Managers"): Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, and Richard L. Booth, Jr. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

         (b)-(c)

         Reporting Persons

         Investments is a Delaware limited partnership, the principal business of which is acting as an investment manager to two investment funds. The principal address of Investments, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Main Street is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Main Street, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Controlling Persons

         Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Partners II is a Delaware limited partnership, the principal business of which is serving as the general partner of Investments.

         Management is a Delaware limited liability company, the principal business of which is serving as the general partner of Partners II and Partners I.

         Fund is a Delaware limited partnership, the principal business of which is serving as the general partner of Main Street and two other limited partnerships.

         Capital is a Delaware limited partnership, the principal business of which is serving as the general partner of Fund.

         Partners I is a Delaware limited partnership, the principal business of which is serving as the general partner of Capital.

         Managers

         The principal occupation of each of the Managers is serving as an officer of Investments. The business address of each of the Managers is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used or to be used by each of the Reporting Persons to purchase shares of the Common Stock are set forth below.

         REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

         Investments         Working Capital
                             and Other (1)(2)         $ 3,170,693 (3)

         Main Street         Working Capital
                             and Other (1)            $ 3,369,227 (3)

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. A portion of the funds reported herein was obtained from Bear, Stearns & Co. Inc. as margin loans to acquire the Common Stock, and the remainder was obtained from Working Capital.

         (2) The shares of the Common Stock were purchased by HBK Securities Ltd., which has no beneficial ownership of such shares of Common Stock.

         (3) This figure represents the total amount expended by such person in purchasing the Common Stock reported herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Item 2 Persons acquired the shares of Common Stock in the ordinary course of business for investment purposes. None of the Item 2 Persons have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D under the Act. Each of the Item 2 Persons reserves the right to acquire or dispose of the Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by each such Item 2 Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         Reporting Persons

         Pursuant to an Investment Management Agreement, Investments may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 132,900 shares of the Common Stock, which constitutes approximately 2.5% of the 5,290,000 shares of the Common Stock outstanding.

         The aggregate number of shares of the Common Stock that Main Street owns beneficially, pursuant to Rule 13d-3 of the Act, is 152,900, which constitutes approximately 2.9% of the 5,290,000 shares of the Common Stock outstanding.

         Controlling Persons

         Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 132,900 shares of the Common Stock, which constitutes approximately 2.5% of the 5,290,000 shares of the Common Stock outstanding.

         Each of (1) Fund, as sole general partner of Main Street, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 152,900 shares of the Common Stock, which constitutes approximately 2.9% of the 5,290,000 shares of the Common Stock outstanding.

         Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 285,800 shares of the Common Stock, which constitutes approximately 5.4% of the 5,290,000 shares of the Common Stock outstanding.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         Reporting Persons

         Pursuant to an Investment Management Agreement, and acting through its general partner, Partners II, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 132,900 shares of the Common Stock.

         Acting through its general partner, Fund, Main Street has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 152,900 shares of the Common Stock.

         Controlling Persons

         Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 132,900 shares of the Common Stock.

         Acting through its general partner, Capital, and in its capacity as the general partner of Main Street, Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 152,900 shares of the Common Stock.

         Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 152,900 shares of the Common Stock.

         Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 152,900 shares of the Common Stock.

         In its capacity as the general partner of Partners I, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 152,900 shares of the Common Stock. In its capacity as the general partner of Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 132,900 shares of the Common Stock.

         Managers

         In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 285,800 shares of the Common Stock.

         (c)

         During the past 60 days, the Reporting Persons have purchased and sold shares of the Common Stock in open market transactions on the American Stock Exchange, as follows:

                             NUMBER OF SHARES
                              PURCHASED  (P)          PRICE PER
ITEM 2 PERSON      DATE         OR SOLD (S)             SHARE

Investments (1)    01/10/97        1,200 (S)          $ 28.83
Main Street        01/10/97        2,600 (S)            28.83
Investments (1)    01/13/97        1,700 (S)            28.25
Main Street        01/13/97        3,300 (S)            28.25
Investments (1)    01/15/97        5,000 (P)            27.88
Main Street        01/17/97          500 (S)            27.88
Investments (1)    01/21/97       17,100 (P)            26.74
Main Street        01/21/97        5,300 (P)            26.74
Investments (1)    01/22/97       10,000 (P)            27.50
Investments (1)    01/31/97        3,500 (P)            27.38
Investments (1)    02/07/97       10,000 (P)            25.94
Investments (1)    02/10/97        4,200 (P)            25.65
Investments (1)    02/11/97       20,000 (P)            25.03
Main Street        02/12/97        5,000 (P)            24.75
Investments (1)    02/13/97        2,000 (S)            24.88
Main Street        02/19/97          200 (P)            24.63
Main Street        02/25/97          100 (P)            24.25
Investments (1)    02/26/97          400 (P)            24.25
Main Street        02/27/97       10,000 (P)            24.75
Main Street        03/04/97          100 (P)            24.00
Main Street        03/07/97       10,000 (P)            23.88
Investments (1)    03/11/97        2,400 (P)            23.50
Investments (1)    03/11/97          500 (S)            23.63
Main Street        03/11/97       42,600 (P)            23.50

(1) The shares of Common Stock were purchased or sold, as applicable, by HBK Securities Ltd., which has no beneficial ownership of such shares pursuant to an Investment Management Agreement with Investments.

         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Common Stock owned by the Item 2 Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     March 14, 1997



                                  HBK INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer (1)



                                  HBK MAIN STREET INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer (2)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Main Street Investments L.P. previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.